MAR 29 2004

04021190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8K FOR 3/29/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-105940
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 2003, that the information set forth in this statement is true and complete.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

By: ______________________
(Name)

____
(Title)

B04C_ROLL2 - Price/Yield - 2A1

Balance	$451,000,000.00	Delay	24
Initial Coupon	3.7504960	Dated	3/1/2004
Settle	3/30/2004	First Payment	4/25/2004

Price	**5 CPR To Roll**	**15 CPR To Roll**	**20 CPR To Roll**	**25 CPR To Roll**	**30 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37380	3.614	3.571	3.545	3.516	3.482	3.401	3.297	3.163	2.988
100.43630	3.598	3.551	3.522	3.490	3.453	3.363	3.249	3.102	2.910
100.49880	3.582	3.530	3.499	3.464	3.423	3.326	3.201	3.041	2.831
100.56130	3.566	3.510	3.476	3.438	3.394	3.288	3.153	2.980	2.753
100.62380	3.551	3.490	3.453	3.412	3.365	3.251	3.106	2.919	2.675
100.68630	3.535	3.470	3.430	3.386	3.335	3.214	3.058	2.858	2.597
100.74880	3.519	3.449	3.408	3.360	3.306	3.176	3.010	2.797	2.519
100.81130	3.503	3.429	3.385	3.334	3.277	3.139	2.963	2.737	2.441
100.87380	3.487	3.409	3.362	3.309	3.248	3.102	2.915	2.676	2.363
100.93630	3.472	3.389	3.339	3.283	3.219	3.065	2.868	2.615	2.286
100.99880	**3.456**	**3.369**	**3.316**	**3.257**	**3.190**	**3.028**	**2.821**	**2.555**	**2.208**
101.06130	3.440	3.348	3.294	3.231	3.161	2.991	2.773	2.495	2.131
101.12380	3.424	3.328	3.271	3.206	3.132	2.954	2.726	2.434	2.053
101.18630	3.409	3.308	3.248	3.180	3.103	2.917	2.679	2.374	1.976
101.24880	3.393	3.288	3.225	3.154	3.074	2.880	2.632	2.314	1.899
101.31130	3.377	3.268	3.203	3.129	3.045	2.843	2.585	2.254	1.822
101.37380	3.361	3.248	3.180	3.103	3.016	2.806	2.538	2.194	1.746
101.43630	3.346	3.228	3.157	3.078	2.987	2.769	2.491	2.134	1.669
101.49880	3.330	3.208	3.135	3.052	2.958	2.733	2.444	2.075	1.592
101.56130	3.314	3.188	3.112	3.027	2.929	2.696	2.398	2.015	1.516
101.62380	3.299	3.168	3.090	3.001	2.901	2.659	2.351	1.956	1.440
WAL	4.334	3.351	2.949	2.595	2.282	1.767	1.369	1.061	0.819
Mod Durn	3.916	3.062	2.710	2.399	2.123	1.664	1.304	1.022	0.797
Principal Window	*04/04 - 03/09*	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09	04/04 - 03/09
LIBOR_1YR	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000